

FLORIDA DEPARTMENT OF STATE
Division of Corporations

May 4, 2011

THOMAS J. BEAN
IOWORLDMEDIA, INCORPORATED
5025 WEST LEMON STREET STE 200
TAMPA, FL 33609

Re: Document Number P96000001360

The Articles of Amendment to the Articles of Incorporation for IOWORLDMEDIA, INCORPORATED, a Florida corporation, were filed on April 28, 2011.

The certification requested is enclosed.

Should you have any question regarding this matter, please telephone (850) 245-6050, the Amendment Filing Section.

Tina Roberts
Regulatory Specialist II
Division of Corporations

Letter Number: 811A00010879







State of Florida

Department of State

I certify from the records of this office that IOWORLDMEDIA, INCORPORATED is a corporation organized under the laws of the State of Florida, filed on January 5, 1996, effective January 1, 1996.

The document number of this corporation is P96000001360.

I further certify that said corporation has paid all fees due this office through December 31, 2011, that its most recent annual report/uniform business report was filed on April 26, 2011, and its status is active.

I further certify that said corporation has not filed Articles of Dissolution.

Given under my hand and the
Great Seal of the State of Florida
at Tallahassee, the Capital, this the
Fourth day of May, 2011

GREAT SEAL OF THE STATE OF FLORIDA
IN GOD WE TRUST

Kurt S. Browning
Secretary of State

CR2EO22 (01-07)







State of Florida

Department of State

I certify the attached is a true and correct copy of the Articles of Amendment, filed on April 28, 2011, to Articles of Incorporation for IOWORLDMEDIA, INCORPORATED, a Florida corporation, as shown by the records of this office.

The document number of this corporation is P96000001360.

Given under my hand and the
Great Seal of the State of Florida
at Tallahassee, the Capital, this the
Fourth day of May, 2011

Kurt S. Browning
Secretary of State

GREAT SEAL OF THE STATE OF FLORIDA
IN GOD WE TRUST

CR2EO22 (01-07)

Articles of Amendment
to
Articles of Incorporation
of

FILED
11 APR 28 PM 1:55
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

ioWorldmedia, Incorporated
(Name of Corporation as currently filed with the Florida Dept. of State)

P96000001360
(Document Number of Corporation (if known))

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

_______________ *The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."*

B. Enter new principal office address, if applicable:
(Principal office address MUST BE A STREET ADDRESS)

C. Enter new mailing address, if applicable:
(Mailing address MAY BE A POST OFFICE BOX)

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent: _______________

New Registered Office Address: _______________
(Florida street address)

_______________, Florida _______________
(City) *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

____
Signature of New Registered Agent, if changing

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:
(*Attach additional sheets, if necessary*)

Title	Name	Address	Type of Action
_____	_____	_____ _____ _____	☐ Add ☐ Remove
_____	_____	_____ _____ _____	☐ Add ☐ Remove
_____	_____	_____ _____ _____	☐ Add ☐ Remove

E. If amending or adding additional Articles, enter change(s) here:
   (*attach additional sheets, if necessary*).   (*Be specific*)
The Company has Five Million (5,000,000) authorized shares of Preferred Stock. The

rights of those shares are being amended in accordance with the attached sheet.

_____

_____

_____

_____

_____

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
   (*if not applicable, indicate N/A*)

_____

_____

_____

_____

_____

_____

The date of each amendment(s) adoption: April 4, 2011

(date of adoption is required)

Effective date if applicable: _____

(no more than 90 days after amendment file date)

Adoption of Amendment(s)   **(CHECK ONE)**

☐ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by _____."

(voting group)

☑ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Dated April 4, 2011 _____

Signature _____

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Thomas J. Bean
_____
(Typed or printed name of person signing)

President
_____
(Title of person signing)

Attachment to Article of Amendment
ioWorldmedia, Incorporated
P96000001360

Preferred Stock Rights

The Five Million (5,000,000) authorized shares of Preferred Stock of the Company shall have a conversion value of Three Dollars ($3.00) per share and the following rights:

1. Upon a Change of Control Event or an equity raise for the company, or its subsidiaries, of Twenty million dollars ($20,000,000) or greater, and at the discretion of the New Control party or equity party either:
    a. Cash redemption with an 8% per annum accrued interest rate, or
    b. Stock conversion redemption with a 50% premium to the preceding Twenty (20) day average closing price of the Company's Common Stock prior to a Change of Control Event or equity infusion as described above.
    c. Any combination of 1(a) and 1(b) above.

2. Conversion rights in to the Company's Common Stock after Two Years from issue with a Twenty Five (25%) discount to the preceding Twenty (20) day average closing price of the Company's Common Stock.